

February 7, 2014

Andrew J. Gerlicher, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Cascade Bancorp
1100 NW Wall Street
Bend, Oregon 97701

> **Re: Cascade Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 21, 2014**
> **File No. 333-192865**

Dear Mr. Gerlicher:

We have reviewed your amended registration statement and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. We note the formulas on page 61 contemplate issuing additional shares in the event the share price of Cascade falls below certain thresholds. Please confirm that you have registered such shares or tell us how you intend to do so.

Prospectus Cover Page

2. Please disclose the lowest amount of consideration that shareholders could receive on a per share basis, as a result of the variables described, and confirm to us that the Board will resolicit outside this range.

3. Please clarify on the coverpage and throughout the prospectus that the number of shares may change, as described on page 56.

4. Please clarify that the consideration will be allocated pro rata.

5. On the coverpage, and in the prospectus where you give the consideration as of a recent date, please disclose that the actual amount of merger consideration may differ from the example, given that the actual amount of merger consideration will not be determined until immediately before the closing.

Questions and Answers
What will Home Stockholders Receive in the Merger, page 1

6. Please clarify that by voting for this merger, shareholders should be willing to accept the lowest amount that is assured to be received under the terms of the merger agreement and state this amount.

Merger Consideration, page 11

7. We note your response to comment 4 of our letter dated January 10, 2014 disclosing that you do may not intend to resolicit if Cascade's stock price falls below the $4.25 threshold. Please disclose the factors the Board will consider in deciding not to exercise its walkaway rights and whether there are factors that would cause the Board to resolicit at these thresholds. Please make conforming changes to the Merger Consideration section beginning on page 56.

8. In addition, if the stock price falls below the $4.25 threshold and the Board chooses not exercise its walkaway rights, please disclose how you intend to notify shareholders.

Merger Consideration, page 56

9. We note your response to comment 7 of our letter dated January 10, 2014. Please disclose, as represented in your response to us, that "[b]ased on Cascade's estimates, the range of the aggregate amount payable to holders of Home stock options is $2.6 million to $5.0 million based on an illustrative 20-day weighted average closing price range of $4.25 to $6.50 per share of Cascade common stock. On a per share basis, Cascade estimates this range to equate to a corresponding reduction to the per share cash consideration payable to Home stockholders of $0.17 to $0.34 per share."

10. Please combine the charts on pages 61 and 62 to present shareholders with the range of combinations of stock and cash consideration.

Notes to Condensed Consolidated Financial Statements September 30, 2013
Note 8. Income Taxes, F-24

11. We note your response to prior comment 35 in our letter dated January 10, 2014. Please provide us with the following specific detailed information to support the realizability of the net deferred tax asset at June 30, 2013 and September 30, 2013:

- Provide us with your forecasted projections utilized at December 31, 2012, June 30, 2013, and September 30, 2013, including all assumptions considered. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized;

- Detailed information comparing actual versus forecasted results for the fiscal years ended December 31, 2012, the six month period ending June 30, 2013, the nine month period ended September 30, 2013;

- Explain to us how core pre-tax earnings have been determined and reflected within the forecasted projections and the basis for excluding specific expense items;

- Explain to us how you have determined that a 10-year time horizon is achievable for the utilization of federal and state NOLs and provide detailed information addressing the future reversals and timing of existing taxable temporary differences; and

- Please update to provide your analysis for the 3- and 12-months ended December 31, 2013, when available.

Tax Opinion, Exhibit 8.1

12. Please remove the third and fifth assumptions in your tax opinion; those assumptions are an integral part of your opinion.

Tax Opinion, Exhibit 8.2

13. Please revise the first sentence of the last paragraph of your opinion; you may limit reliance to subject but not person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202)551-3321 or John Nolan at (202)551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202)551-3464 or me at (202)551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Steven M. Haas, Esq.
        Hunton & Williams LLP